Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esq.
(202) 419-8409
jburt@stradley.com

December 9, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Christina DiAngelo Fettig

	Re:	Nationwide Variable Insurance Trust
File No. 333-282960

Dear Ms. Fettig:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), please find below the Registrant’s responses to the comments conveyed by you on November 25, 2024, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving NVIT BNY Mellon Core Plus Bond Fund (the “Target Fund”), a series of the Registrant, and NVIT Core Bond Fund (the “Acquiring Fund”), another series of the Registrant (the “Registration Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 1, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended.

Below we have provided your comments and the Registrant’s response to each comment.  The revisions indicated below will be included in an amended filing relating to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS/INFORMATION STATEMENT

1.
Comment:  The Acquiring Fund is undergoing multiple changes, including a renaming, the appointment of Loomis, Sayles & Company, L.P. as subadviser and changes to its principal investment strategies.  Please confirm in correspondence whether these changes were made in contemplation of the Transaction or if these changes would have been implemented regardless.

Response: Registrant confirms that these changes would have been implemented regardless.

2.
Comment:  Will the Acquiring Fund undergo any portfolio repositioning in connection with the other changes occurring (as referenced in Comment #1), or in connection with the Transaction?  If so, please provide estimates disclosing the percentage of the Acquiring Fund’s assets that will be repositioned and the related brokerage costs.

Response:  Registrant respectfully submits to the Staff that although approximately 15-20% of the Acquiring Fund may be repositioned due to the appointment of Loomis, Sayles & Company, L.P. as subadviser, such repositioning would be unrelated to the Transaction.  Registrant further notes that the updated investment strategies of the Acquiring Fund are disclosed in a supplement to the Acquiring Fund Prospectus and are reflected in the disclosure in the Prospectus/Information Statement.  Further, as a Fund investing primarily in debt securities, there are not expected to be any related brokerage costs, though there may be indirect immaterial costs related to any repositioning (for instance, due to differences in the bid-ask spreads of securities to be sold).  Any such expenses are expected to be immaterial (less than 1 basis point).  Registrant is also unaware of any disclosure requirement for the Prospectus/Information Statement to disclose portfolio repositioning unrelated to the Transaction.  As such, Registrant respectfully declines to revise its disclosure.

3.
Comment:  The second paragraph of “Principal Investment Strategies and Policies” under the heading “How do the investment objectives, principal strategies and policies of the Target Fund compare against the Acquiring Fund?” provides that both Funds may invest in “corporate bonds” but that the only the Target Fund invests in “corporate loans” (and high-yield bonds) as a principal investment strategy.  Please add clarifying disclosure that distinguishes the differences between corporate bonds and corporate loans.

Response:  Registrant respectfully notes that in the disclosure referenced by the Staff, corporate bonds are already distinguished from corporate loans.  The referenced disclosure states that corporate bonds are primarily “investment grade,” while corporate loans are “often below investment grade.”  Additionally, corporate loans are described in further detail under “corporate loans risk” on page 17 of the prospectus/information statement.

U.S. Securities and Exchange Commission

4.
Comment:  Please confirm in correspondence that the fees presented in the tables under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” represent current fees in accordance with Item 3 of Form N-14.

Response: Registrant confirms that the referenced fees represent current fees in accordance with Item 3 of Form N-14.

5.
Comment:  Given that the Acquiring Fund has not commenced offering Class P shares, please confirm whether a footnote should be added to the table under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” noting that "other expenses" for Class P shares of the Acquiring Fund are based on estimated amounts for the current fiscal year, consistent with Item 3 of Form N-1A.

Response: Registrant has added a footnote consistent with the Staff’s comment.

6.
Comment:  The first paragraph under “Examples” under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” provides that “The Examples assume a 5% return each year and no change in expenses.”  Please disclose the periods for which fee waivers have been factored into the Example calculations.

Response: Registrant has revised (additions underlined) the sentence referenced by the Staff as follows:

The Examples assume a 5% return each year and no change in expenses, and any expense limitations as indicated above under “Fee tables for the Funds” for the one-year period.

7.
Comment:  The first paragraph under “Factors Considered by the Board” states that: “In approving the proposal, the Board considered, among other things: that the investment strategies of the Target Fund and Acquiring Fund (as repositioned) are similar …”  Prior disclosure in the second paragraph under “Principal Investment Strategies and Policies” under the heading “How do the investment objectives, principal strategies and policies of the Target Fund compare against the Acquiring Fund?” states that “The principal investment strategies of the Target Fund and the Acquiring Fund (as repositioned) have many similarities, yet they also have some important differences.” Please consider adding the language “some important differences” to the disclosure under “Factors Considered by the Board” to harmonize the disclosures.

Response: Registrant has revised the disclosure referenced by the Staff to state:

In approving the proposal, the Board considered, among other things: that though the principal investment strategies of the Target Fund and Acquiring Fund (as repositioned) have some important differences, they are generally similar …

U.S. Securities and Exchange Commission

8.
Comment:  In the paragraph under the heading “Who will pay the expenses of the Transaction?,” please include a cross reference to the transaction costs discussion in the “Sale of Assets” paragraph under the heading “What are the tax consequences of the Transaction?”.

Response: Registrant has added the requested cross reference consistent with the Staff’s comment.

9.
Comment:  The disclosure in the “Sale of Assets” paragraph under the heading “What are the tax consequences of the Transaction?” states that “Approximately 15% of the Target Fund’s portfolio securities, representing over-the-counter derivatives positions, will be sold before the Transaction as distinct from normal portfolio turnover.”  If there will be any portfolio repositioning in connection with the changes occurring to the Acquiring Fund, please consider adding additional disclosure.

Response: Registrant respectfully directs the Staff to Question #2 above.

10.
Comment:  Please quantify the estimated portfolio transaction costs in basis points (in addition to dollar amounts) in the “Sale of Assets” paragraph under the heading “What are the tax consequences of the Transaction?”

Response: Registrant has revised the last sentence under “Sale of Assets” to state:

NFA believes that these portfolio transaction costs will be between $50,000 and $116,900, or less than one basis point.

11.
Comment:  Please confirm there have been no material changes to the capitalizations of the Funds since June 30, 2024, which is the date of information presented in the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?”  If there have been material changes, please revise the information as of a date within 30 days of the filing of the Registration Statement.

Response: Registrant confirms that there have been no material changes to the capitalizations of the Funds since June 30, 2024.

12.
Comment:  In the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?,” please include pro forma amounts for the Acquiring Fund following the Transaction.

Response:  Registrant has added the word “Pro Forma” to the beginning of the “Acquiring Fund after Transaction” column heading and confirms that the listed capitalizations in that column are the pro forma capitalizations.

U.S. Securities and Exchange Commission

13.
Comment:  In the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?,” please add disclosure clarifying how the pro forma net asset value per share was calculated for Class P shares of the Acquiring Fund after Transaction.

Response: Registrant has added a footnote to the table referenced by the Staff as follows:

Because Class P shares of the Acquiring Fund have not commenced operations, the pro forma net asset value per share for Class P Shares of the Acquiring Fund is based on the pro forma net asset value of Class Y shares of the Acquiring Fund.

STATEMENT OF ADDITIONAL INFORMATION

14.	Comment: Due to the repositioning of the Target Fund, please add disclosure consistent with IM-DCFO 2023-02 (November 29, 2023).

Response: Registrant has revised the third paragraph under the heading “Supplemental Financial Information” to state:

Though the Target Fund will sell approximately 15% of its portfolio in connection with the Transaction, such sales are not due to the investment restrictions of the Acquiring Fund.  As a result, a schedule of investments of the Acquiring Fund modified to show the effects of the change is not required and is not included.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 or Michael E. Schapiro at (202) 507-5163, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Michael E. Schapiro, Esquire